

April 29, 2011

Via Facsimile and U.S. Mail

Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

> **Re:** **Tel-Instrument Electronics Corp**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **File No. 001-13651**

Dear Mr. Macaluso:

We have reviewed your response filed April 12, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data, page 19

Note 9. Income Taxes, page 35

1.   We note your response to prior comment 2. Please respond to the following:

   •   Considering that your forecasted statements of operations indicates that you are still
        operating at a pre-tax net loss for fiscal 2011, please explain to us how you
        determined the break-out between your current deferred tax asset and long-term
        deferred tax asset as of December 31, 2010 and March 31, 2010.

   •   Please explain to us why your projected total operating expenses as a percentage of
        revenues for fiscal 2012 and fiscal 2013 decreased significantly as compared to fiscal
        2011 within your forecasted statement of operations.

   •   We note that you have prepared the forecasted statement of operations for fiscal
        2011-2013 on the basis of deliveries of units in great part, pursuant to contracts which
        you have been awarded by the military and that the units under the contract have not
        yet all been approved for delivery. Please provide to us the percentage of
        units/revenue for your product that has been approved for delivery under your
        military contracts within your forecasted statement of operations for fiscal 2011-
        2013.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9. Fair Value Measurements, page 10

2.   We note your response to prior comment 3. We note from your proposed disclosure that
        you still do not disclose how you determined the significant assumptions within the
        Black-Scholes Model such as the expected life, expected volatility, the risk free interest
        rate, etc. at inception and at each subsequent reporting date. As previously requested,
        please further expand your proposed disclosure to also address how you determined the
        significant assumptions utilized with the Black-Scholes Model at inception and at each
        subsequent reporting date. Provide us with a sample of your proposed revised disclosure.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief